UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

AERPIO PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

NONE

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,416,446
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,416,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)
This percentage is calculated based upon 27,049,555 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Aerpio Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 17, 2017.

CUSIP No. None
1	NAME OF REPORTING PERSON OrbiMed Capital GP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,416,446
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,416,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)
This percentage is calculated based upon 27,049,555 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Aerpio Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 17, 2017.

CUSIP No. None
1	NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,416,446
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,416,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,416,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
This percentage is calculated based upon 27,049,555 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Aerpio Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 17, 2017.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Aerpio Pharmaceuticals, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 9987 Carver Road, Cincinnati, OH 45242.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On March 15, 2017, the Issuer closed an offering pursuant to which the Issuer agreed to issue and sell to the participants, for an aggregate price of approximately $40.25 million, 8,049,555 Shares (the “Private Placement”).  The purchase price for each Share was $5.00.  As a result of the Private Placement, the Issuer’s total number of outstanding Shares increased to 27,049,555.

Item 2.	Identity and Background

(a)                  This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)                  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”).  OPI V holds Shares as described herein.  Advisors, GP V, and Isaly have their principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP V are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)                  During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                  Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to its authority under the limited partnership agreement of OPI V, on March 15, 2017, GP V, as general partner of OPI V, caused OPI V to purchase an aggregate of 762,995 Shares at a price per Share of $5.00. The purchase was funded using OPI V’s working capital.

Item 4.	Purpose of Transaction

The Shares initially have been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI V.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)    — (b) As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 4,416,446 Shares held of record by OPI V.  Based upon information contained in the Issuer’s Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017, such Shares constitutes approximately 16.3% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the sole managing member of GP V, which is the sole general partner of OPI V, may be deemed to indirectly beneficially own the Shares held by OPI V.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the Shares held by OPI V.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.  As a result, Isaly, Advisors and GP V share the power to direct the vote and the disposition of the Shares held of record by OPI V.

In addition, Advisors and GP V, pursuant to their authority under the limited partnership agreement of OPI V, prior to the date of this filing, caused OPI V to enter into the agreements referred to in Item 6 below.

 (c)            Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.  As a result of several transactions effected between 2014 and 2016, prior to the Private Placement OPI V held 3,653,451 Shares, beneficial ownership of which Shares was attributable to the Reporting Persons as described in Item 5(a)-(b).

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V.  Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V.  Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V.  Such authority includes the power of GP V and Advisors to vote and otherwise dispose of securities purchased by OPI V.  The number of outstanding Shares held of record by OPI V is 4,416,446.  Advisors and GP V may be considered to hold indirectly 4,416,446 Shares.

Chau Khuong (“Khuong”), an employee of Advisors, has been a member of the Board of Directors of the Issuer since March 15, 2017 and a member of the Board of Directors of Aerpio Therapeutics, Inc., a wholly-owned subsidiary of the Issuer (“Aerpio Therapeutics”), since April 2014, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Khuong may receive stock options or other awards of equity‑based compensation pursuant to the Issuer’s compensation arrangements for non‑employee directors.  Khuong is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such Shares or economic benefits are provided to OPI V.

Lock-Up and No Shorting Agreement

In connection with the Private Placement, OPI V entered into a lock-up and no shorting letter with the Issuer (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, OPI V will not, during the period ending 180 days after the date of the Private Placement (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which OPI V has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, OPI V entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 60 days after the closing of the Private Placement for purposes of registering the resale of the Shares, and any shares of common stock issued as a dividend or other distribution with respect to the Shares. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 150 days after the closing of the Private Placement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Aerpio Therapeutics, Inc. Registration Rights Agreement

In addition, in connection with the Private Placement, OPI V and certain other former stockholders of Aerpio Therapeutics entered into a separate registration rights agreement with the Issuer (the “Aerpio Registration Rights Agreement”).  Pursuant to the Aerpio Registration Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

The holders of 30% majority of the shares covered by the Aerpio Registration Rights Agreement, or their transferees, can, on not more than two occasions, request that the Issuer register all or a portion of their shares.  The Issuer will not be required to effect a demand registration during the period that is 60 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a company-initiated registration statement relating to an initial public offering of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

Piggyback Registration Rights

The Aerpio Registration Rights Agreement further provides that, in the event that the Issuer determines to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders who are party to the Aerpio Registration Rights Agreement, including OPI V, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

At any time when the Issuer is eligible to use a Form S-3 registration statement, the holders of at least 20% of the shares covered by the Aerpio Registration Rights Agreement or their transferees, can request that the Issuer register all or a portion of their shares on Form S-3.  The Issuer will not be required to effect a demand registration during the period that is 30 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.  In addition, the Issuer shall not be required to file more than two registrations on Form S-3 in any twelve-month period.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand, Form S-3 and piggyback registration rights described above.

Indemnification

The Aerpio Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights.

OPI V’s demand, Form S-3 and piggyback registration rights described above generally will terminate upon the earlier of: (i) the sale of all or substantially all of the assets of the Issuer on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Issuer’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity immediately upon completion of such transaction, (iii) the sale of all or substantially all of the Issuer’s assets or property to an unrelated person, entity or group, (iv) any other transaction in which the owners of the Issuer’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Issuer or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Issuer, or (v) such time as all of the shares of the Issuer held by OPI V may be sold without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 (or another similar exemption) under the Securities Act.

The foregoing description of the Aerpio Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Aerpio Registration Rights Agreement, a copy of which is filed as Exhibit 4 and incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly.
2.	Form Lock-Up and No Shorting Agreement.
3.
Registration Rights Agreement by and among Aerpio Pharmaceuticals, Inc. and certain investors signatory thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on March 17, 2017).

4.
Registration Rights Agreement by and among Aerpio Pharmaceuticals, Inc. and certain former stockholders of Aerpio Therapeutics, Inc. signatory thereto (incorporated by reference to Exhibit 10.9 to the Issuer’s Form 8-K filed with the SEC on March 17, 2017).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2017

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

/s/ Samuel D. Isaly
Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly.
2.	Form Lock-Up and No Shorting Agreement.
3.
Registration Rights Agreement by and among Aerpio Pharmaceuticals, Inc. and certain investors signatory thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on March 17, 2017).

4.
Registration Rights Agreement by and among Aerpio Pharmaceuticals, Inc. and certain former stockholders of Aerpio Therapeutics, Inc. signatory thereto (incorporated by reference to Exhibit 10.9 to the Issuer’s Form 8-K filed with the SEC on March 17, 2017).